UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ 33.700.394/0001-40	NIRE 35300102771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING, HELD ON FEBRUARY 28, 2009.

VENUE AND TIME:	Av. Eusébio Matoso, 891, ground floor, in the city of São Paulo, State of São Paulo, at 7:45 a.m.

BOARD:	Roberto Egydio Setubal – Chairman Leila Cristiane Barboza Braga de Melo - Secretary

QUORUM:	Shareholders representing the total amount of the capital stock.

ATTENDANCE:	Representative of the PricewaterhouseCoopers AuditoresIndependentes.

CALL NOTICE:	Publishing the call notice is not required, as provided by paragraph 4 of article 124 of Rule No. 6,404/76.

RESOLUTIONS UNANIMOUSLY TAKEN BY THOSE PRESENT:

I - INCORPORATION OF THE SPUN-OFF PORTION OF UNIBANCO SEGUROS S.A.

Pursuant to the terms proposed by the Board of Executive Officers at a meeting held on this date:

1.
The Protocol and Justification of Partial Spin-Off (“Protocol and Justification”), executed on this date by the management bodies of the Company and the management bodies of UNIBANCO SEGUROS S.A., a corporation with registered offices located in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1,375 – 2nd to 8th floors and 10th floor, part 1.002, enrolled with the Brazilian Tax Authorities under CNPJ No. 33.166.158/0001-95 (“UBBSEG”), is approved. The Protocol and Justification becomes part of these minutes in the form of Annex I.

2.
The appointment of the qualified company PricewaterhouseCoopers Auditores Independentes (“PWC”), with registered offices located in the city of São Paulo, State of São Paulo, at  Avenida Francisco Matarazzo, 1,400, 7th floor, Torre Torino, Centro

Empresarial Água Branca, enrolled with the Brazilian Tax Authorities under CNPJ No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under nº 2SP000160/O-5, to assess the value of the spun-off portion of UBBSEG assets to be incorporated by the Company, is ratified.

3.
The Evaluation Report (Annex II) prepared by PWC using the financial statements prepared on December 31, 2008, as basis to assess the value of the spun-off portion of UBBSEG assets to be incorporated by the Company, is approved.

4.
Therefore, the Company’s incorporation of the spun-off portion of UBBSEG assets is approved, with the corresponding absorption by the Company of the spun-off portion of UBBSEG assets in the amount of R$199,674,712.73 (one hundred and ninety nine million, six hundred and seventy four thousand, seven hundred and twelve and seventy three cents). The Company will succeed the UBBSEG only on assigned duties, as per the sole paragraph of article 233 of Rule No. 6,404/76.

5.	Since the Company is the sole shareholder of UBBSEG, the provisions of article 264 of Rule No. 6,404/76 is not applicable.

6.	The Company’s managers are hereby authorized to carry out all acts necessary for the incorporation of the spun-off portion to take force, as foreseen in Law.

II –	MANAGEMENT

The removal from office of the following Officers of the Company is ratified: (i) Raphael Afonso Godinho de Carvalho, removed from the position of Executive Officer on November 03, 2008, (ii) Hermes Eduardo Moreira Filho, removed from the position of Deputy Officer on February 19, 2009; (iii) Maria Cristina D’Avila Villela Vieitas, removed from the position of Deputy Officer on February 19, 2009; (iv) Luiz Augusto Nunes da Silva, removed from the position of Deputy Officer on February 19, 2009, and (v) Eduardo Figueiredo de Freitas, removed from the position of Deputy Officer on February 19, 2009.

The acceptance of the resignation request of Julio de Almeida Gomes from the position of Officer of the Company, as per the letter dated as October 09, 2008 is ratified.

BOARD OF AUDITORS:	There was no manifestation on the part of the Audit Board, as it was not installed. São Paulo, February 28, 2009.

Signed	Roberto Egydio Setubal – Chairman Leila Cristiane Barboza Braga de Melo – Secretary

SHAREHOLDERS PRESENT : for UNIBANCO HOLDINGS S.A. – Geraldo Travaglia Filho and Marcelo Luis Orticelli – Officers; for BANCO ITAÚ S.A. – Roberto Egydio Setubal – President and Silvio Aparecido de Carvalho – Executive Officer; and  for E.JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A. – Pedro Moreira Salles – President.

This is a copy of the original document, executed at the adequate book.

São Paulo, February 28, 2009.

Roberto Egydio Setubal Chairman	Leila Cristiane Barboza Braga de Melo Secretary